

October 8, 2013

Via E-mail
Mr. Cardon Gerner
Chief Financial Officer
Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041

   Re: **Oceaneering International, Inc.**
         Form 10-K for the Fiscal Year ended December 31, 2012
         Filed February 22, 2013
         File No. 1-10945

Dear Mr. Gerner:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                             /s/ Karl Hiller

                                             Karl Hiller
                                             Branch Chief